VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 3:00 a.m. (Eastern Time) on October 31, 2023.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON
If you would like to vote in person, please attend the Special General Meeting be held on Thursday, November 2, 2023, at at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Special General Meeting of Shareholders Proxy Card - ParaZero Technologies Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. To approve the Company's Compensation Policy

☐ FOR ☐ AGAINST ☐ ABSTAIN

1a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 1. IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.

☐ FOR ☐ AGAINST

2. To approve an amendment of Article 39 of the Second Amended and Restated Articles of Association of the Company

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To approve the Long Term Non-Executive Directors Options Grant Scheme

☐ FOR ☐ AGAINST ☐ ABSTAIN

3a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 3. IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.

☐ FOR ☐ AGAINST

(PROPOSALS CONTINUED ON REVERSE)

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

PARAZERO TECHNOLOGIES LTD

Special General Meeting of Shareholders
November 2, 2023

The shareholder(s) hereby appoint(s) Amitay Weiss, Boaz Shetzer and Yuval Tovias or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ParaZero Technologies Ltd that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held on Thursday, November 2, 2023, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted FOR all items on the agenda, and, in the discretion of the proxies, upon such other business as may properly come before the Special Meeting of Shareholders.

Meeting materials are available to you to review at: https://www.parazero.com/ir/2023SGM

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

4. To approve a modification to the compensation of our Chief Executive Officer

☐ FOR ☐ AGAINST ☐ ABSTAIN

4a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 4. IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.

☐ FOR ☐ AGAINST

5. To approve the engagement agreement with the Executive Chairman of our Board of Directors

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)